UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549



                          Form 11-K


(    X   ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1995


(        ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from
to  _______________



              Commission File Number:  0-12358


      CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
                   (Full title of the plan)



                  CCB FINANCIAL CORPORATION
        (Exact name of issuer as specified in charter)


    111 Corcoran Street, P. O. Box 931, Durham, NC 27702
           (Address of principal executive offices)

Item 1.  Financial Statements

     Audited statements of net assets available for plan benefits as of December 31, 1995 and 1994 and the related audited statements of changes in net assets available for plan benefits for each of the years then ended are filed herein.

Item 2.  Exhibits

     The consent of the Plan's independent auditors to incorporation by reference of the financial statements is included as Exhibit 23.

          CCB FINANCIAL CORPORATION
          RETIREMENT SAVINGS PLAN

          Financial Statements and Schedules
          December 31, 1995 and 1994
          (With Independent Auditors' Report Thereon)

                INDEPENDENT AUDITORS' REPORT


The Retirement Committee
CCB Financial Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund
Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        KPMG Peat Marwick LLP
May 8, 1996

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits With Fund
                         Information

                 December 31, 1995 and 1994

                                                              1995
                                                            Money                    CCBF
                                     Bond      Stock        market    Balanced      stock
                                     fund       fund         fund       fund         fund       Total
Assets:
Investments:
 Money market funds        $       44,257      30,543  3,339,538     876,851      242,149    4,533,338
 Mutual funds:
  111 Corcoran Bond Fund        3,736,813        -          -      5,560,444         -       9,297,257
  111 Corcoran Equity Fund           -      3,982,766       -           -            -       3,982,766
 Common stock of CCB Financial
    Corporation                      -           -          -      6,986,923   14,814,615   21,801,538
    Total investments           3,781,070   4,013,309  3,339,538  13,424,218   15,056,764   39,614,899

Accrued interest and
 dividends receivable              20,402         119     15,991      77,694      103,057      217,263
Employee contributions
 receivable                        31,592      40,270     24,392     131,390       65,798      293,442
Employer contributions
 receivable                          -           -          -           -       1,030,986    1,030,986
Receivable from other funds          -           -        13,275        -          10,013       23,288
    Total assets                3,833,064   4,053,698  3,393,196  13,633,302   16,266,618   41,179,878

Liabilities:
Prepaid contributions                 203         203         15      15,957       25,138       41,516
Payable to other funds               -           -          -         10,013       13,275       23,288
Other payables                      1,993       3,255      2,282       8,954       12,938       29,422
    Total liabilities               2,196       3,458      2,297      34,924       51,351       94,226

Net assets available for
 plan benefits               $  3,830,868   4,050,240  3,390,899  13,598,378   16,215,267   41,085,652


See accompanying notes to financial statements.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits With Fund
                   Information, Continued

                 December 31, 1995 and 1994

                                                              1994
                                                            Money                    CCBF
                                     Bond      Stock        market    Balanced      stock
                                     fund       fund         fund       fund         fund       Total
Assets:
Investments:
 Money market funds         $     139,250      75,943  2,239,608      74,916      693,335    3,223,052
 Mutual funds:
  111 Corcoran Bond Fund        2,636,879        -          -      4,222,562         -       6,859,441
  111 Corcoran Equity Fund           -      2,599,965       -           -            -       2,599,965
 Common stock of CCB Financial
  Corporation                        -           -          -      3,851,777    6,426,144   10,277,921
    Total investments           2,776,129   2,675,908  2,239,608   8,149,255    7,119,479   22,960,379

Accrued interest and
 dividends receivable              16,490         303     10,456      61,919       60,773      149,941
Cash on deposit at Central
 Carolina Bank and Trust
 Company                           14,512      17,248     10,238      50,782       17,724      110,504
Receivable from other funds          -           -        11,635        -            -          11,635
Other receivables                       3        -             3           3          361          370
    Total assets                2,807,134   2,693,459  2,271,940   8,261,959    7,198,337   23,232,829

Liabilities:
Prepaid contributions                -           -          -          6,171        6,567       12,738
Payable to other funds              1,381       3,482       -          2,665        4,107       11,635
Other payables                        524         840        353         816        9,778       12,311
    Total liabilities               1,905       4,322        353       9,652       20,452       36,684

Net assets available
 for plan benefits           $  2,805,229   2,689,137  2,271,587   8,252,307    7,177,885   23,196,145

See accompanying notes to financial statements.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
                    With Fund Information

                 December 31, 1995 and 1994


                                                              1995
                                                            Money                    CCBF
                                     Bond      Stock        market    Balanced      stock
                                     fund       fund         fund       fund         fund       Total
Additions to net assets
attributed to:
 Investment income:
  Net appreciation in fair
   value of investments     $     331,318     694,980       -      3,114,120    5,082,081     9,222,499
  Interest                          9,267       6,186    169,320      29,301       11,609       225,683
  Dividends                       219,497      43,098       -        532,836      341,278     1,136,709


 Contributions:
  Employer, net of forfeitures       -           -          -        964,204      978,638     1,942,842
  Employees                       393,293     512,176    338,938     570,625      709,096     2,524,128


 Security Capital plan merger   1,245,320     688,227  1,317,500   1,231,640    1,614,264     6,096,951
 Funds transferred               (748,243)   (323,340)  (112,778)   (227,826)   1,412,187          -
    Total additions             1,450,452   1,621,327  1,712,980   6,214,900   10,149,153    21,148,812

Deductions from net assets
attributed to:
 Plan benefits paid             (424,813)   (260,224)  (593,668)   (868,829)   (1,111,771)   (3,259,305)
    Net increase in
      net assets                1,025,639   1,361,103  1,119,312   5,346,071    9,037,382    17,889,507

Net assets available for plan benefits:
 Beginning of year              2,805,229   2,689,137  2,271,587   8,252,307    7,177,885    23,196,145

 End of year                 $  3,830,868   4,050,240  3,390,899  13,598,378   16,215,267    41,085,652

See accompanying notes to financial statements.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
              With Fund Information, Continued

                 December 31, 1995 and 1994


                                                               1994
                                                            Money                    CCBF
                                     Bond      Stock        market    Balanced      stock
                                     fund       fund         fund       fund         fund       Total
Additions to net assets
attributed to:
 Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments    $    (280,523)    (31,439)       -       (314,638)      74,089      (552,511)
  Interest                          4,973       7,499     95,974      11,855        9,767       130,068
  Dividends                       157,942        -          -        370,225      228,607       756,774

 Contributions:
  Employer, net of forfeitures       -           -          -        831,265      601,821     1,433,086
  Employees                       462,632     520,361    267,954     452,035      374,614     2,077,596

 Funds transferred             (1,314,728) (1,060,800)(1,220,717)  1,662,451    1,933,794          -
    Total additions
    (deductions)                 (969,704)   (564,379)  (856,789)  3,013,193    3,222,692     3,845,013

Deductions from net assets
attributed to:
 Plan benefits paid              (325,181)   (197,632)  (178,530)   (465,936)    (476,644)   (1,643,923)

    Net increase (decrease)
      in net assets            (1,294,885)   (762,011)(1,035,319)  2,547,257    2,746,048     2,201,090

Net assets available for plan benefits:
Beginning of year               4,100,114   3,451,148  3,306,906   5,705,050    4,431,837    20,995,055

End of year                  $  2,805,229   2,689,137  2,271,587   8,252,307    7,177,885    23,196,145


See accompanying notes to financial statements.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

                Notes to Financial Statements

                 December 31, 1995 and 1994



(1)  Description of The Plan

 The CCB Financial Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by CCB
 Financial Corporation and subsidiaries ("CCBF") for its employees. The Plan was established effective April 1, 1983 for the purpose of promoting the future economic welfare of CCBF's employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

 Effective  July  1, 1995, Security Capital Bancorp's  Employees'
 Incentive Profit Sharing and Savings Plan merged into the  Plan.
 The fair value of the assets transferred into the Plan was $6,096,951 on the date of merger.

(2)  Summary of Significant Accounting Policies

 (a) Basis of Presentation

 The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and the changes in those net assets.

 (b) Investment Valuation and Income Recognition

 Investments in common trust and mutual funds are valued at  fair value  based  on  quoted market prices of  the  underlying  fund
 securities.   The investment in CCBF common stock is  stated  at
 fair value based on quoted market values.

 Securities transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

 (c) Payment of Benefits

 Benefits are recorded when paid.

 (d) Financial Statements

 The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Participation in the Plan

 Participation in the Plan is based on a voluntary election by each employee. Under terms of the Plan, employees are eligible to participate in the Plan at age 21 upon completion of one year of continuous employment in which they provide at least 1,000 hours of service.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN
                    Notes to Financial Statements, Continued

(4)  Contributions

 Basic contributions to the Plan are made through payroll deductions by employees in amounts equal to whole percentages, from 1% to 17%, of their compensation. CCBF currently matches these contributions at a rate of 50%, not to exceed 6% of compensation. This rate may be increased or decreased by the Board of Directors. Participant contributions were limited to $9,240 per employee in 1995 and 1994.

 In addition, the Board of Directors may grant profit sharing contributions to the Plan. Such contributions were made in 1995 and 1994 totaling $978,638 and $601,821, respectively. These contributions are invested in the CCBF Stock Fund. Profit sharing contributions are allocated proportionately among employees who have met the eligibility requirements for participation in the Plan (whether or not they have agreed to
 make   tax   deferred  contributions  to  the  Plan)  based   on
 employees' compensation.

(5)  Vesting and Forfeitures

 Participants are fully vested in their employee contributions and the related investment earnings. Participants become vested in their employer contributions in increasing percentages as years of service increase and become fully vested after six years of service. Immediate vesting occurs upon reaching normal retirement age under the Plan, election of early retirement under CCBF's retirement plan, or upon death or disability. Although it has not expressed an intent to do so, CCBF has the right to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

 Upon termination of service to CCBF, any unvested portion of a participant's account is forfeited. Forfeitures are used to reduce subsequent contributions by CCBF.

(6)  Investment Election

 The Plan includes five different types of investment funds: the Bond Fund, the Stock Fund, the Money Market Fund, the Balanced Fund and the CCBF Stock Fund. These funds contain investments in bonds, common and preferred stocks, and money market funds. Participants may elect to direct their contributions to any combination of the funds and may change their investment elections semiannually.

(7)  Withdrawals and Distributions

 At the discretion of the Plan administrator, special withdrawals of a participant's tax-deferred contributions and the vested portion of employer contributions may be made to meet unusual and special situations in the participant's financial affairs. Upon termination of employment, a participant may receive a lump sum distribution or may elect to leave the entire balance, if greater than $3,500, in the Plan until age 65, or age 55 if at least five years of service have been completed.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN
                    Notes to Financial Statements, Continued

(8)  Determination of Participants' Account Balances

 Participants' account balances are determined quarterly as follows:

   (a) Employee contributions are added to the participants' accounts for each type of investment fund. The matching employer contributions are added to the Balanced Fund portion of the participants' accounts. Profit sharing contributions are added to the CCBF Stock Fund.

   (b) Participants' accounts are reduced by the amount of withdrawals made.

   (c) Earnings from each investment fund are allocated within that fund based upon the ratio that each participant's adjusted account balance, as defined in the Plan, bears to the total of all participants' adjusted account balances.

(9)  Investments

 During   1995  and  1994,  the  Plan's  investments   (including
 investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                           1995        1994
 Central Carolina Bank and Trust
  Company Common Trust Fund A -
  Employee Benefits Fixed Income     $    -         (143,779)
 Central Carolina Bank and Trust
  Company Common Trust Fund A -
  Employee Benefits Equities              -          (64,244)
 Common stock of CCB Financial
  Corporation                           7,608,436     145,470
 Central Carolina Bank and Trust
  Company 111 Corcoran Bond Fund          837,039   (522,540)
 Central Carolina Bank and Trust
  Company 111 Corcoran Equity Fund        694,980     32,582
 MFS Series Trust V                        82,044       -
                                     $  9,222,499   (552,511)

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN
                    Notes to Financial Statements, Continued

(9)  Investments, Continued

 Investments  exceeding five percent of Plan assets  at  December
 31, 1995 and 1994 are as follows:

                                   1995                1994

                               Units,                 Units,
                             shares or      Fair   shares or      Fair
                             par value     value   par value     value
 Goldman Sachs ILA Class B
   Money Market Mutual Fund   4,533,338 $ 4,533,338 3,223,052 $ 3,223,052
 Common stock of CCB
   Financial Corporation        392,821  21,801,538   295,786  10,277,921
 Central Carolina Bank and
   Trust Company Mutual Fund
   111 Corcoran Bond Fund       904,402   9,297,257   743,168   6,859,441
 Central Carolina Bank and
   Trust Company Mutual Fund
   111 Corcoran Equity Fund     314,843   3,982,766   256,914   2,599,965

 The  MFS  Series Trust V is a stock based mutual fund investment which  was  transferred  from  the  Security  Capital  Bancorp's
 Employees'  Incentive  Profit Sharing  and  Savings  Plan.   The
 entire investment was sold prior to December 31, 1995.

(10)  Federal Income Taxes

 The Internal Revenue Service has determined and informed CCBF by letter dated May 5, 1993 that the Plan, in form, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is operating in compliance with applicable requirements of the IRC.

(11)  Related Party Transactions

 The Plan's investments are held by the Trust Department of Central Carolina Bank and Trust Company ("the Bank"), a wholly-owned subsidiary of CCBF.

 The Plan purchased 88,368 and 104,293 shares of common stock of CCBF at a cost of $3,761,597 and $3,770,810 in 1995 and 1994, respectively. 22,925 shares and 1,259 shares of CCBF common stock were sold by the Plan in 1995 and 1994 for $1,399,390 and $42,601, respectively. The Plan also earned cash dividends on its CCBF shares of $552,148 and $365,482 in 1995 and 1994, respectively. Also, there were 37,197 shares with a value of $1,552,975 received from the merger with Security Capital Bancorp's Employees Incentive Profit Sharing and Savings Plan (see note 1).

 The Plan purchased 58,708 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Fixed Income at a cost of $715,396 in 1994. The Plan sold 605,800 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Fixed Income resulting in proceeds of $7,121,080 during 1994.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN
                      Notes to Financial Statements, Continued

(11)  Related Party Transactions, Continued

 The Plan purchased 2,476 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Equities at a cost of $241,210 in 1994. The Plan sold 37,328 units in Central Carolina Bank and Trust Company Common Trust Fund A - Employee Benefits Equities resulting in proceeds of $3,541,446 during 1994.

 The Plan purchased 233,410 and 739,558 units of 111 Corcoran Bond Fund, a mutual fund of the Bank, at a cost of $2,321,063 and $7,330,577 during 1995 and 1994, respectively. The Plan sold 72,176 units and 37,061 units of 111 Corcoran Bond Fund resulting in proceeds of $720,286 and $364,000 during 1995 and 1994, respectively.

 The Plan purchased 80,541 and 259,338 units of 111 Corcoran Equity Fund, a mutual fund of the Bank, at a cost of $965,635 and $2,591,344 during 1995 and 1994, respectively. The Plan sold 22,612 units and 2,424 units of 111 Corcoran Equity Fund resulting in proceeds of $277,814 and $24,000 during 1995 and 1994, respectively.

 The   Plan   has  a  depository  relationship  with  the   Bank.
 Administrative expenses of the Plan are paid by CCBF.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

 Item 27a - Schedule of Assets Held for Investment Purposes

                      December 31, 1995




  Par value,
  shares or       Identity of party and                      Current
  units           description of assets        Cost           value

  392,821     *CCB Financial Corporation,
               common stock               $ 12,218,749   21,801,538
  904,402     *Central Carolina Bank and
               Trust Company
               111 Corcoran Bond Fund        8,963,677    9,297,257
  314,843     *Central Carolina Bank and
               Trust Company
               111 Corcoran Equity Fund      3,260,669    3,982,766
4,533,338    Goldman Sachs ILA Class B,
               Money Market Mutual
               Fund, 5.51%                   4,533,338    4,533,338

                      Total               $ 28,976,433   39,614,899



*Denotes Party-In-Interest

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

     Item 27d - Schedule of Reportable Transactions (1)

                Year ended December 31, 1995




                                          Aggregate
                                           selling   Aggregate
                              Aggregate    price or   cost of
                               purchase    maturity    assets      Net
Identity of party and           price      proceeds     sold     realized
description of asset             (2)         (2)        (2)    gain (loss)

CCB Financial Corporation,
common stock                $ 3,761,597  1,399,390   1,180,606    218,784

Goldman Sachs ILA Class
 B, Money Market Mutual
 Fund                        11,799,973 10,489,687  10,489,687      -

Central Carolina Bank and
 Trust - 111 Corcoran
 Bond Fund                    2,321,063    720,286     727,365     (7,079)

Central Carolina Bank and
 Trust - 111 Corcoran
 Equity Fund                    965,635    277,814     272,087      5,727

MFS Series Trust V                -      1,314,757   1,193,036    121,721



(1) This schedule presents transactions in any security where the aggregate of such transactions in that security exceeds five percent of Plan assets at the beginning of the Plan year.

(2) All purchase and sales prices represent market value of the security on the transaction date, adjusted for brokerage commissions, if any.

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Durham, State of North Carolina, on June 26, 1996.

                              CCB FINANCIAL CORPORATION
                              RETIREMENT SAVINGS PLAN
                                      (The Plan)


                              By:  ADMINISTRATIVE COMMITTEE,
                                   CCB Financial Corporation
                                   Retirement Savings Plan
                                     (Plan Administrator)

                                   By:  J. KENT FAWCETT
                                      J. Kent Fawcett
                                      Senior Vice President
                                      CCB Financial Corporation

                              By:  CENTRAL CAROLINA BANK AND
                                   TRUST COMPANY, Trustee

                                   By:  NANCY S. MARIATEGUI
                                      Nancy S. Mariategui
                                      Vice President
                                      Central Carolina Bank and
                                      Trust Company